FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                   Chief Financial Officer
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-2-589-2840
             George Barrett
                   President and CEO
                   Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
             Liraz Kalif / Kevin Mannix
                   Investor Relations
                   (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL OF RABEPRAZOLE SODIUM DELAYED-RELEASE TABLETS

Jerusalem, Israel, February 16, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Rabeprazole Sodium Delayed-Release Tablets, 20 mg.

Upon final approval, Teva's Rabeprazole Sodium Delayed-Release Tablets will be the AB-rated generic equivalent of Eisai's acid pump inhibitor Aciphex® Tablets.

The brand product has annual sales of approximately $1.2 billion.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the Southern District of New York. A suit was brought against Teva in November 2003 involving Teva's paragraph IV certification to U.S. Patent No. 5,045,552. A trial date has not been set.

Final approval of this ANDA is expected upon the earlier of a favorable decision in the case or expiry of the mandatory stay of approval in February 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: February 16, 2006